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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 6)

                                 TRM CORPORATION
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                   8762636105
                                 (CUSIP Number)

                                 With Copies to:

       Daniel G. Cohen                              J. Baur Whittlesey, Equire
       ReadyCash Investment Partners, L.P.          Ledgewood Law Firm, P.C.
       c/o ReadyCash GP, Inc.                       1521 Locust Street - 8th Fl.
       1521 Locust Street                           Philadelphia, PA 19102
       Philadelphia, PA 19102                       (215) 731-9450
       (215) 546-5005

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 April 2, 2004
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]




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CUSIP No. 8762636105                      13D/A                    Page 2 of 8
--------------------                      -----                    -----------

(1) Names of Reporting Persons; I.R.S. Identification Nos. of Above Persons (entities only)

            ReadyCash Investment Partners, L.P. 23-2948913


(2)         Check the Appropriate Box if a Member of a Group
            (a)   [   ]
            (b)   [ X ]


(3)         SEC USE ONLY

(4)         Source of Funds

                N/A


(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

                          [   ]


(6)         Citizenship or Place of Organization

                          Commonwealth of Pennsylvania


Number of                     (7)      Sole Voting Power
Shares                                     26,014(1)
Beneficially
Owned By
Each                          (8)      Shared Voting Power
Reporting                                       0
Person
With
                              (9)      Sole Dispositive Power
                                           26,014(2)


                             (10)      Shared Dispositive Power
                                                0


(11)        Aggregate Amount Beneficially Owned by Each Reporting Person
                         26,014(1)


(12)        Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                        [ X ]


(13)        Percent of Class Represented by Amount in Row (11)
                        .35%


(14)        Type of Reporting Person
                        PN


(1) Includes: Warrants to purchase 26,014 shares of Common Stock which are exercisable within 60 days. Excludes: (a) 115,620 shares of Common Stock issuable upon conversion of Series A Preferred Stock to Common Stock, as the Reporting Person automatically dissolves and liquidates upon such conversion; (b) 234,920 shares of Common Stock issuable upon conversion of Series A Preferred Stock held by third parties, as irrevocable proxies with respect thereto terminate upon conversion of the Series A Preferred Stock.

(2) Includes 26,014 shares of Common Stock issuable upon exercise of warrants held by the Reporting Person. Excludes 115,620 shares of Common Stock issuable upon conversion of Series A Preferred Stock to Common Stock, as the Reporting Person automatically dissolves and liquidates upon such conversion.

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CUSIP No. 8762636105                      13D/A                    Page 3 of 8
--------------------                      -----                    -----------

(1) Names of Reporting Persons; I.R.S. Identification Nos. of Above Persons (entities only)

            Daniel G. Cohen


(2)         Check the Appropriate Box if a Member of a Group
            (a)   [   ]
            (b)   [ X ]


(3)         SEC USE ONLY


(4)         Source of Funds

                          PF


(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

                         [    ]


(6)         Citizenship or Place of Organization

                         Commonwealth of Pennsylvania


Number of                     (7)      Sole Voting Power
Shares                                    948,342(1)(3)
Beneficially
Owned By
Each                          (8)      Shared Voting Power
Reporting                                 0
Person
With
                              (9)      Sole Dispositive Power
                                          948,342(1)(3)


                             (10)      Shared Dispositive Power
                                          26,014(2)


(11)        Aggregate Amount Beneficially Owned by Each Reporting Person
                        974,356(1)(2)(3)


(12)        Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                        [ X ]


(13)        Percent of Class Represented by Amount in Row (11)
                        13%


(14)        Type of Reporting Person
                        IN


(1) Includes: (a) options to purchase 257,500 shares of Common Stock exercisable within 60 days; (b) 525,179 shares of Common Stock owned by Mr. Cohen together with his wife; (c) 179 shares of Series A Preferred Stock owned by Mr. Cohen together with his wife which are convertible into 134 shares of Common Stock; (d) 21,164 shares of Series A Preferred Stock owned by Mr. Cohen which are convertible into 15,873 shares of Common Stock; and (e) warrants to purchase 3,400 shares of Common Stock which are exercisable within 60 days.

(2) Includes: Warrants to purchase 26,014 shares of Common Stock exercisable within 60 days owned by ReadyCash Investment Partners, LP ("RCIP"). Mr. Cohen is an owner and director of RCIP's general partner.

(3) Excludes: (a) 115,620 shares of Common Stock issuable upon conversion of Series A Preferred Stock owned by RCIP, as RCIP automatically dissolves and liquidates upon such conversion and (b) 234,920 shares of Common Stock issuable upon conversion of Series A Preferred Stock held by third parties who have granted irrevocable proxies to RCIP, as such irrevocable proxies terminate upon conversion of the Series A Preferred Stock.


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CUSIP No. 8762636105                      13D/A                   Page 4 of 8
--------------------                      -----                   -----------

(1) Names of Reporting Persons; I.R.S. Identification Nos. of Above Persons (entities only)

            Edward E. Cohen


(2)         Check the Appropriate Box if a Member of a Group
            (a)   [   ]
            (b)   [ X ]


(3)         SEC USE ONLY


(4)         Source of Funds

                          PF


(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

                         [    ]


(6)         Citizenship or Place of Organization

                         Commonwealth of Pennsylvania


Number of                     (7)      Sole Voting Power
Shares                                    728,410(1)
Beneficially
Owned By
Each                          (8)      Shared Voting Power
Reporting                                 0
Person
With
                              (9)      Sole Dispositive Power
                                           728,410(1)


                             (10)      Shared Dispositive Power
                                           0


(11)        Aggregate Amount Beneficially Owned by Each Reporting Person
                        728,410(1)(2)


(12)        Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                        [ X ]


(13)        Percent of Class Represented by Amount in Row (11)
                        9.7%


(14)        Type of Reporting Person
                        IN


(1) Includes: (a) 426,245 shares of Common Stock owned by Mr. Cohen together with his wife; (b) 35,954 shares of Common Stock owned in individual retirement accounts for the benefit of Mr. Cohen; (c) options to purchase 210,000 shares of Common Stock exercisable within 60 days; (d) 61,714 shares of Series A Preferred Stock owned by Mr. Cohen which are convertible into 45,968 shares of Common Stock; and (e) warrants to purchase 10,243 shares of Common Stock which are exercisable within 60 days.

(2) Excludes: (a) 37,522 shares of Common Stock owned by a pension plan of which Mr. Cohen is the beneficiary; and (b) 194,252 shares of Common Stock owned by a charitable foundation of which Mr. Cohen and his spouse are trustees.



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CUSIP No. 8762636105                      13D/A                    Page 5 of 8
--------------------                      -----                    -----------

(1) Names of Reporting Persons; I.R.S. Identification Nos. of Above Persons (entities only)

            Arete Foundation 23-6779271


(2)         Check the Appropriate Box if a Member of a Group
            (a)   [   ]
            (b)   [ X ]


(3)         SEC USE ONLY


(4)         Source of Funds

                          N/A


(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

                         [    ]


(6)         Citizenship or Place of Organization

                          Commonwealth of Pennsylvania


Number of                     (7)      Sole Voting Power
Shares                                    194,252
Beneficially
Owned By
Each                          (8)      Shared Voting Power
Reporting                                     0
Person
With
                              (9)      Sole Dispositive Power
                                          194,252


                             (10)      Shared Dispositive Power
                                              0


(11)        Aggregate Amount Beneficially Owned by Each Reporting Person
                       194,252


(12)        Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                        [ X ]


(13)        Percent of Class Represented by Amount in Row (11)
                        2.6%


(14)        Type of Reporting Person
                        OO




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CUSIP No. 8762636105                      13D/A                    Page 6 of 8
--------------------                      -----                    -----------



Item 1.  Security and Issuer

       This statement relates to the Common Stock, no par value, of TRM Corporation (the "Issuer" or "TRM"). The principal executive offices of the Issuer are located at 5208 NE 122nd Avenue, Portland, Oregon 97230-1074.

Item 2.  Identity and Background

       No change for any of the Reporting Persons.

Item 3.  Source and Amount of Funds or Other Consideration

       This Amendment No. 6 is to disclose certain purchases and dispositions of common stock of TRM by Daniel G. Cohen and Edward E. Cohen. The purchases were made with personal funds.

Item 4. Purpose of Transaction

       No change for any of the Reporting Persons.

        (a) None.

        (b) None

        (c) None

        (d) None

        (e) None

        (f) None

        (g) None

        (h) None

        (i) None

        (j) None

Item 5.  Interest  in Securities of the Issuer.

       (a)                             Aggregate Holdings    Percentage of Class
         ReadyCash Partners                26,014                   .35%
         Daniel Cohen                     948,342                    13%
         Edward Cohen                     728,410                   9.7%
         Arete Foundation                 194,252                   2.6%

       (b)                             Sole Power to Vote   Shared Power to Vote
         ReadyCash Partners                 26,014                   0
         Daniel Cohen                      948,342                   0
         Edward Cohen                      728,410                   0
         Arete Foundation                  194,252                   0




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CUSIP No. 8762636105                      13D/A                    Page 7 of 8
--------------------                      -----                    -----------



                          Sole Power to Dispose     Shared Power to Dispose
                                   26,014                    0
                                  948,342                  26,014
                                  728,410                    0
                                  194,252                    0


       (c) Between March 2003 and the date hereof, Daniel G. Cohen purchased an additional 33,696 shares of common stock of TRM, was granted options to purchase an additional 107,500 common shares, of which 32,500 common shares underlying the options are exercisable now or in the next 60 days, and acquired another 23,311 common shares through the liquidation of a partnership, the partners of which included Mr. Cohen and Edward E. Cohen. Mr. Cohen also disposed of 10,500 shares of common stock by gift.

           Between March 2003 and the date hereof, Edward E. Cohen purchased an additional 5,000 shares of common stock of TRM and was granted options to purchase an additional 57,500 common shares, of which 20,000 common shares underlying the options are exercisable now or in the next 60 days. Mr. Cohen also disposed of 50,000 shares of common stock by gift.

       (d) None

       (e) Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

        No Change

Item 7. Materials to be Filed as Exhibits

        No Change



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CUSIP No. 8762636105                      13D/A                    Page 8 of 8
--------------------                      -----                    -----------

                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                       READYCASH INVESTMENT PARTNERS, L.P.
                       By: ReadyCash GP Corp., its general partner

                       By:      /s/ Daniel G. Cohen
                            ----------------------------------
                               DANIEL G. COHEN
                               President


                                   /s/ Daniel G. Cohen
                                ---------------------------------------
                                DANIEL G. COHEN


                                  /s/ Edward E. Cohen
                                ---------------------------------------
                                EDWARD E. COHEN

                       ARETE FOUNDATION

                       By:    /s/ Edward E. Cohen
                           -----------------------------------
                           EDWARD E. COHEN
                           Trustee




May 14, 2004